United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7784

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CENTURYTEL SECURITY SYSTEMS, INC.
401(k) PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTURYTEL, INC.
100 CENTURYTEL DRIVE
MONROE, LA 71203

Report of Independent Registered Public Accounting Firm

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel Security Systems, Inc. 401(k) Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel Security Systems, Inc. 401(k) Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
June 16, 2006

CENTURYTEL SECURITY SYSTEMS, INC.
401(k) PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

PLAN ASSETS
Investments, at fair value	$201,559	164,389
Cash	-	9
NET ASSETS AVAILABLE FOR BENEFITS	$201,559	164,398

See accompanying notes to financial statements.

CENTURYTEL SECURITY SYSTEMS, INC.
401(k) PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions to net assets:
Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$7,545
Common stock	(1,108)
Dividends and other income	4,704
Interest income	1,131
Net investment income	12,272

Contributions:
Participants	34,856
Employer	1,669
Total contributions	36,525

Total investment income and contributions	48,797

Deductions from net assets:
Participant withdrawals	11,636

Net increase	37,161

Net assets available for benefits:
Beginning of period	164,398

End of period	$201,559

See accompanying notes to financial statements.

CENTURYTEL SECURITY SYSTEMS, INC.
401(k) PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

Basis of Presentation

The CenturyTel Security Systems Inc., 401(k) Plan and Trust (the Plan) was established on June 1, 1997. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Participation

Participation in the Plan is available to each employee of CenturyTel Security Systems, Inc. (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of compensation; however, the total amount contributed to the Plan cannot exceed $14,000 for 2005 (as adjusted from year to year in accordance with Federal Law). The percentage of compensation a participant elects to defer applies to the participant’s W-2 earnings not in excess of $210,000 for 2005 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 10% of each such participant’s contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant’s compensation contributed to the Plan. The Company may, at its discretion, elect to contribute an additional amount to participants’ accounts (Additional Match Account). During 2005, the Company contributed $1,669 to the Plan, all of which related to contributions made to the Employer Match Account.

Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2005 was $4,000; this amount will increase by $1,000 to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

The interest of a participant in his Elective Deferral Account, his Rollover/Transfer Account, his Employer Match Account, and his Additional Match Account is fully vested and non-forfeitable at all times.

Reports to Participants

All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

Distributions

If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

Withdrawals

A participant who is an employee and over age 59½ may make withdrawals from his vested accounts prior to meeting normal distribution requirements. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the purchase of a principal residence of the Participant, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Loans to Participants

The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding loan balance on the date of the new loan or 50% of the account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal for the last business day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

Trustee

The Trustee of the Plan, as of December 31, 2005, was T. Rowe Price Trust Company (T. Rowe Price). The Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

Administration

The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Company and may be removed by the Company at any time. The administrative costs of the Plan are paid by the Company.

Investment Valuation and Income Recognition

Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2005 and 2004, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

(2)     DESCRIPTION OF THE FUNDS

The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2005:

(a)	CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($15,449 and $17,078 at December 31, 2005 and 2004, respectively).

(b)	Loan Fund - represents loans to participants from the participants’ investment accounts ($14,565 and $22,651 at December 31, 2005 and 2004, respectively).

(c)	American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($23,068 and $21,705 at December 31, 2005 and 2004, respectively).

(d)	Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($25,612 and $19,994 at December 31, 2005 and 2004, respectively).

(e)	Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($477 and $5 at December 31, 2005 and 2004, respectively).

(f)
Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in equity securities of small companies ($3,308 and $2,807 at December 31, 2005 and 2004, respectively).

(g)	PIMCO Total Return Fund - consists primarily of investments in debt securities ($1,767 and $1,624 at December 31, 2005 and 2004, respectively).

(h)
T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($550 and $457 at December 31, 2005 and 2004, respectively).

(i)
T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($9,791 and $60 at December 31, 2005 and 2004, respectively).

(j)
T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($2,524 and $1,434 at December 31, 2005 and 2004, respectively).

(k)	T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($13,068 and $11,301 at December 31, 2005 and 2004, respectively).

(l)
T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S&P 500 Index ($76,667 and $56,690 at December 31, 2005 and 2004, respectively).

(m)
T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($10,832 and $6,950 at December 31, 2005 and 2004, respectively).

(n)	T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($3,867 and $1,633 at December 31, 2005 and 2004, respectively).

(o)
Allianz NFJ Small Cap Value Institutional Fund - (formerly PIMCO NFJ Small Cap Value Institutional Fund) consists primarily of investments in common stocks of companies with market capitalizations between $100 million and $1.8 billion that have below average P/E ratios relative to their industries and U.S. depositary receipts ($14 at December 31, 2005).

Investments in CenturyTel Common Stock Fund, Loan Fund, American Funds Amcap R4, Fidelity Diversified International Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index 500 Fund, and T. Rowe Price Mid-Cap Growth Fund were each greater than 5% of assets available for benefits at December 31, 2005.

A participant may instruct that all his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

(3)     INCOME TAXES

The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter from the Internal Revenue Service was received in October 2003 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Capital Research and Management Company (Capital), Fidelity Investments (Fidelity), Harris Associates (Harris), Morgan Stanley Investment Management Inc. (Morgan Stanley), Allianz Global Investors of America (Allianz), or Pacific Investment Management Company (PIMCO). T. Rowe Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Capital, Fidelity, Harris, Morgan Stanley, Allianz, and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $6,734 for the year ended December 31, 2005.

(5)    CONCENTRATION OF INVESTMENTS

Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Capital, Fidelity, Harris, Morgan Stanley, Allianz, or PIMCO. The remaining assets available for benefits were invested in CenturyTel Common Stock and loans to participants.

CENTURYTEL SECURITY SYSTEMS, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower,			Current
lessor or similar party	Description of Investment		Value

Investment in CenturyTel Common Stock	466	shares at $33.16 per share	$15,449	(Note 1)

Loan Fund (interest rates ranged from 5% to 6.75%)			14,565	(Note 1)

Investment in Mutual Funds for
Qualified Employee Benefit Plans:
Managed by Capital Research and Management Company:
American Funds Amcap, R4	1,211	shares at $19.05 per share	23,068	(Note 1)
Managed by Fidelity Investments:
Fidelity Diversified International Fund	787	shares at $32.54 per share	25,612	(Note 1)
Managed by Harris Associates:
Oakmark Equity & Income Fund, Class I	19	shares at $24.98 per share	477
Managed by Morgan Stanley:
Institutional Fund Small Company Growth Portfolio B	269	shares at $12.31 per share	3,308
Managed by PIMCO:
PIMCO Total Return Fund	168	shares at $10.50 per share	1,767
Managed by Allianz Global Investors of America:
Allianz NFJ Small Cap Value Institutional	.47	shares at $29.73 per share	14
Managed by T. Rowe Price:
Retirement 2010 Fund	38	shares at $14.57 per share	550
Retirement 2020 Fund	626	shares at $15.63 per share	9,791
Retirement 2030 Fund	153	shares at $16.49 per share	2,524
Equity Income Fund	504	shares at $25.92 per share	13,068	(Note 1)
Equity Index 500 Fund	2,285	shares at $33.55 per share	76,667	(Note 1)
Mid-Cap Growth Fund	200	shares at $54.14 per share	10,832	(Note 1)
Summit Cash Reserves Fund	3,867	shares at $1.00 per share	3,867
			$201,559

T. Rowe Price, Capital, Fidelity, Harris, PIMCO, Allianz, and Morgan Stanley are considered parties-in-interest. Additionally, CenturyTel, Inc., as the parent company of the sponsor of the Plan, is considered a party-in-interest.

Notes:    (1)   These investments are greater than 5% of assets available for benefits.
         (2)    Information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CenturyTel Security Systems, Inc.
401(k) Plan and Trust

June 28, 2006	/s/ R. Stewart Ewing, Jr.
R. Stewart Ewing, Jr.
Retirement Committee Member and
Executive Officer of Issuer of Plan Securities

CENTURYTEL SECURITY SYSTEMS, INC.
401(k) PLAN AND TRUST

Index to Exhibits

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm